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                    October 5, 2022

       Dana Green
       Chief Executive Officer
       GlobalTech Corporation
       3550 Barron Way, Suite 13a
       Reno, Nevada 89511

                                                        Re: GlobalTech
Corporation
                                                            Registration
Statement on Form 10-12G
                                                            Filed September 29,
2022
                                                            File No. 000-56482

       Dear Dana Green:

               Our initial review of your registration statement indicates that it fails to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form. Specifically, your filing lacks the financial statements required by
       Regulation S-X, and your audit report indicates that the audit was not conducted in accordance with the standards of the Public Company Accounting Oversight Board.

               This registration statement will become effective on November 28, 2022. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

             Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Josh Shainess, Legal
       Branch Chief, at 202-551-7951 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Technology
       cc:                                              Sean Neahusan